SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

On February 3, 2023, MediWound, Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the offer and sale (the “Offering”) of 1,964,286 ordinary shares, par value NIS 0.07 per share, of the Company (the “Ordinary Shares”). The purchase price per Ordinary Share is $14.00. The sale of the Ordinary Shares is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-265203) previously filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2022 and declared effective on June 3, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement dated February 3, 2023, filed with the SEC on February 3, 2023.

The Offering closed on February 7, 2023. The gross proceeds from the Offering were approximately $27.5 million. The Company intends to use the net proceeds from the Offering primarily for the acceleration of the development of EscharEx®, establishing a U.S. commercial presence, supporting business development activities, and for general corporate purposes. The Company may also use a portion of the net proceeds to in-license, invest in or acquire businesses, technologies, products or assets that it believes are complementary to its own, although it has no current plans, commitments or agreements with respect to any acquisitions or in-licenses at this time.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the Offering, pursuant to the engagement letter with the Company, dated as of January 27, 2023. Upon closing of the Offering, the Company paid Wainwright a cash transaction fee equal to 7.0% of the aggregate gross proceeds from the Offering (or 3.5% in the case of certain identified investors). The Company also agreed to pay Wainwright for its role as exclusive placement agent in the Offering a non-accountable expense allowance of $85,000.00 and clearing fees of $15,950.00.

The legal opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the Ordinary Shares in the Offering is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, the form of which is attached hereto as Exhibit 10.1.

On February 3, 2023, the Company issued a press release announcing the launch of the Offering. A copy of that press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On February 7, 2023, the Company issued a press release announcing the closing of the Offering. A copy of that press release is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
5.1	Legal Opinion of Meitar | Law Offices
10.1	Form of Securities Purchase Agreement, dated February 3, 2023, by and between the Company and the purchasers listed on the signature pages thereto.
23.1	Consent of Meitar | Law Offices (contained in Exhibit 5.1)
99.1	Press Release issued by the Company on February 3, 2023.
99.2	Press Release issued by the Company on February 7, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: February 7, 2023	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer